Exhibit 99.2

© Immatics. Not for further reproduction or distribution. Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation September 11, 2023

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing of IND or CTA filing for pre - clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Therapeutic Opportunity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical - Stage Modalities Pipeline of TCR - T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company 3 Intro Differentiated Platforms Unique technologies to identify true cancer targets and right TCRs Clinical PoC for Cell Therapy Anti - tumor activity and durability of response across multiple solid tumors in early TCR - T clinical development

Our Near-Term Focus – Clinical Development of Our Lead Assets from Our Autologous TCR-T (ACTengine®) and TCR Bispecifics (TCER®) Pipeline

immatics

ACTengine® IMA203 (PRAME)

Three IMA203 Ph1b cohorts
- IMA203 monotherapy
- Checkpoint combo
- IMA203CD8 monotherapy

Next update on all three IMA203 cohorts and clinical development path for PRAME TCR-T monotherapy towards registration-directed trials is planned for 4Q 2023

TCER® IMA401 (MAGEA4/8)

Advance ongoing Phase 1 clinical trial

Establish clinical PoC

TCER® IMA402 (PRAME)

Phase 1/2 clinical trial started in Aug 2023

First clinical data planned in 2024

Projected cash runway well into 2026 to reach multiple value inflections points across our portfolio

Intro

[1] Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

4

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 5 Intro

Two Distinct TCR-based Therapeutic Modalities in Clinical Development immatics

Autologous TCR-T (ACTengine®)

- Strong clinical activity in patients with high tumor burden[1]
- Single dose[2]
- Proprietary manufacturing process for enhanced potency of T cells
- Specialized medical centers
- Target requirements: stringent tumor selectivity, low, medium, high copy numbers


T CELL COLLECTION FROM BIOMARKER POSITIVE CANCER PATIENT
GENETIC ENGINEERING
EXPANSION
INFUSION

TCR Bispecifics (TCER®)

- Off-the-shelf biologic for immediate treatment
- Repeat dosing
- All hospitals and out-patient, opportunity for larger patient reach
- Favorable commercial characteristics
- Target requirements: strong tumor association, median to high copy numbers


GENERATION OF TCR BISPECIFICS
"OFF-THE-SHELF" PRODUCT
ADMINISTRATION TO BIOMARKER POSITIVE CANCER PATIENTS

Differentiated positioning of ACTengine® vs. TCER® based on patient population and medical need

[1] Interim data update from the ACTengine® IMA203 TCR-T monotherapy Phase 1b Cohort A (published May 02, 2023) with a 64% (7/11) ORR and 67% (6/9) confirmed ORR;
[2] Initial manufacturing may provide sufficient quantity for potential repeat dosing.

Intro
6

Our Pipeline of TCR-based Adoptive Cell Therapies and Bispecifics

Modality	Product Candidate	Target	Partner	Preclinical	Phase 1a[1]	Phase 1b[1]	Phase 2	Phase 3
Autologous ACT	ACTengine® IMA203	PRAME	immatics					
				+ Checkpoint Inhibitor[2]				
	ACTengine® IMA203CD8	PRAME	immatics					
	ACTengine® IMA204	COL6A3	immatics					
	Multiple programs	Undisclosed	Bristol Myers Squibb					
Allogeneic ACT γδ T cells	ACTallo® IMA30x	Undisclosed	immatics editas[3]					
	Multiple programs	Undisclosed	Bristol Myers Squibb					
Bispecifics	TCER® IMA401	MAGEA4/8	Bristol Myers Squibb					
	TCER® IMA402	PRAME	immatics					
	TCER® IMA40x	Undisclosed	immatics					
	Multiple programs	Undisclosed	Genmab					
	Multiple programs[4]	Undisclosed	moderna					

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion; [2] Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor;
[3] Immatics' proprietary ACTallo® platform utilizing Editas' CRISPR gene editing technology; [4] mRNA-enabled *in vivo* expressed TCER® molecules

Intro
7

Immatics & Moderna – A Strategic Cross-platform R&D Collaboration

Combining Immatics' Target and TCR Platforms with Moderna's mRNA Technology

TCER® mRNA Approach

Development of mRNA-enabled *in vivo* expressed half-life extended TCER® molecules targeting cancer-specific HLA-presented peptides

Option for global P&L sharing for most advanced TCER® program

mRNA Cancer Vaccines

Development of mRNA cancer vaccines by leveraging Moderna's mRNA technology and Immatics' target discovery platform XPRESIDENT® and bioinformatics and AI platform XCUBE™

TCR-T + mRNA Vaccine Combo

Evaluation of Immatics' IMA203 TCR-T therapy targeting PRAME in combination with Moderna's PRAME mRNA-based cancer vaccine[1]

Economics

- $120 million upfront cash payment plus research funding
- >$1.7 billion potential development, regulatory & commercial milestones
- Potential for tiered royalties on global net sales of TCER® products and certain cancer vaccine products commercialized under the agreement

Intro

Within the collaboration, preclinical activities conducted by Immatics will be managed by the Immatics Discovery Unit, a recently created internal division at Immatics integrating its technology platforms into one interdisciplinary team focused on all early-stage preclinical pipeline and collaboration programs.; [1] Each Party will retain full ownership of its investigational compound

8

Strategic Collaborations

Synergistic Expertise that Can Foster Transformative Innovations across Various Modalities immatics

2018 – Genmab

Research collaboration
to develop bispecific immunotherapies
$54 M upfront,
up to $550 M aggregated milestone payments per program,
up to double-digit tiered royalties;
Co-promotion option

2019 – Bristol Myers Squibb

Research collaboration
to develop autologous TCR-T therapies
$75 M (2019) + $20 M (2022) upfront,
up to $505 M aggregated milestone payments per program, tiered royalties;
Co-development/Co-fund option;
Opt-in right for 1st program exercised by BMS in 2Q 2023 for $15 M option exercise fee

2021 – Bristol Myers Squibb

Clinical co-development collaboration
to develop Immatics' TCR Bispecific program TCER® IMA401
$150 M upfront,
up to $770 M aggregated milestone payments, double-digit tiered royalties;
Co-promotion option in the US

2022 – Bristol Myers Squibb

Research collaboration
to develop off-the-shelf allogeneic γδ-based TCR-T/ CAR-T programs
$60 M upfront
up to $700 M milestone payments per program, low double-digit tiered royalties

2023 – moderna

Multi-platform R&D collaboration
to develop *in vivo* expressed TCER® molecules, mRNA cancer vaccines and combo of TCR-T + mRNA vaccine
$120 M upfront, >$1.7 B potential aggregated milestone payments, tiered royalties; Option for global P&L sharing for most advanced TCER®

Intro
9

Potential for Large Patient Populations across Multiple Solid Cancers

Immatics

IMA203 / IMA402
PRAME

- Uterine Carcinoma – 100%
- Uterine Carcinosarcoma – 100%
- Sarcoma Subtypes – up to 100%
- Cut. Melanoma – 95%
- Uveal Melanoma[1] – 90%
- Ovarian Carcinoma – 80%
- Squamous NSCLC – 65%
- TNBC – 60%
- Small Cell Lung Cancer – 55%
- Kidney Carcinoma – up to 45%
- Cholangiocarcinoma – 35%
- Adeno NSCLC – 25%
- Breast Carcinoma – 25%
- HNSCC – 25%
- Esophageal Carcinoma – 20%
- HCC – 20%
- Bladder Carcinoma – 20%

IMA401
MAGEA4/8

- Sarcoma Subtypes – up to 80%
- Squamous NSCLC – 50%
- HNSCC – 35%
- Bladder Carcinoma – 30%
- Esophageal Carcinoma – 25%
- Uterine Carcinosarcoma – 25%
- Ovarian Carcinoma – 20%
- Melanoma – 20%

IMA204
COL6A3 Exon 6

- Pancreatic Carcinoma – 80%
- Breast Carcinoma – 75%
- Stomach Carcinoma – 65%
- Sarcoma – 65%
- Esophageal Carcinoma – 60%
- Squamous NSCLC – 55%
- Adeno NSCLC – 55%
- HNSCC – 55%
- Uterine Carcinosarcoma – 55%
- Colorectal Carcinoma – 45%
- Mesothelioma – 45%
- Cholangiocarcinoma – 40%
- Ovarian Carcinoma – 40%
- Melanoma – 35%
- Bladder Carcinoma – 35%

ACTengine® and TCER® targets demonstrate high prevalence in multiple solid cancers

Intro

Target prevalence for selected solid cancer indications are based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold;
[1] Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21)

10

Realizing the Full Multi-Cancer Opportunity of PRAME

ACTengine® IMA203 (TCR-T) and TCER® IMA402 (TCR Bispecific)

immatics

Indication	% PRAME positive patients[1]
Uterine Carcinoma	100%
Uterine Carcinosarcoma	100%
Sarcoma Subtypes	up to 100%
Cut. Melanoma	95%
Uveal Melanoma[2]	90%
Ovarian Carcinoma	80%
Squamous NSCLC	65%
TNBC	60%
Small Cell Lung Cancer	55%
Kidney Carcinoma	up to 45%
Cholangiocarcinoma	35%
Adeno NSCLC	25%
Breast Carcinoma	25%
HNSCC	25%
Esophageal Carcinoma	20%
HCC	20%
Bladder Carcinoma	20%

PRAME is one of the most promising and most prevalent, clinically validated solid tumor targets known to date



Cancer Cell Death
ACTengine® IMA203 (TCR-T)
TCER® IMA402 (TCR Bispecific)

Phase 1b dose expansion ongoing

Initiation of Phase 1/2 trial Aug 2023

Leverage the full potential of targeting PRAME by continued evaluation of the best suited therapeutic modality (ACTengine® vs. TCER® or both) for each cancer type

Intro

[1] PRAME target prevalence is based on TCGA (for SCLC in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; [2] Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21); NSCLC: Non-small cell lung cancer, TNBC: Triple-negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma

11

ACTengine® IMA203 – TCR - T Targeting PRAME 12

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 13 IMA203

Key Pillars of Developing a Successful TCR-T Product Candidate

Summary of Interim Update on IMA203 TCR-T Phase 1b Cohort A as of April 2023



Safety

Manageable tolerability at doses as high as ~$9x10^9$ TCR-T cells



Anti-Tumor Activity

High rate of objective responses:

64% (7/11) ORR[1]

67% (6/9) cORR[2]



Durability

Ongoing durable responses at 9+ months

mDOR: Not reached min 1.3+, max 8.8+

mFU: 8.5 months



Product Quality

Rapid manufacturing time of 7 days (+ 7-day release testing), manufacturing success rate of 94%



Broad Reach

Confirmed objective responses in broad range of solid cancer types at low, medium and high PRAME levels above threshold

[1] Initial ORR: Objective response rate according to RECIST 1.1 at first scan post infusion at ~week 6; [2] Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with available second scan post infusion at ~month 3 or patients with progressive disease (PD) at any timepoint before this scan; mDOR: median duration of response; mFU: median follow-up

IMA203 Data cut-off Apr 04, 2023 14

The Multi - Cancer Opportunity of PRAME One of the Most Promising Solid Tumor Targets for TCR - based Therapies Known To Date 15 High prevalence High target density Homogeneous expression “Clean” expression profile Clinical proof - of - concept s qNSCLC Ovarian Cancer PRAME fulfills all properties of an ideal target for TCR - based therapies PRAME RNA detection in tumor samples (ISH) ISH: in situ hybridization, sqNSCLC : squamous n on - small cell lung cancer IMA203 78025&(// 7&(// ,>  Ͳ  Ύ ϬϮ ͗ Ϭϭ WZD d Z WZD W Ğ Ɖ ƟĚĞ

ACTengine® IMA203 TCR - T Monotherapy – Patient Flow 16 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® IMA203 TCR - T Product Lymphodepletion * Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 ** Safety and efficacy monitoring for 12 months Leukapheresis x x Expression Antigen 1 3 2 Short process time of 14 days * 30 mg/m 2 Flu darabine and 500 mg/m 2 Cy clophosphamide for 4 days; ** 1m IU daily days 1 - 5 and twice daily days 6 - 10 7 - day rapid manufacturing process 7 - day expedited QC release testing Monocyte depletion process implemented in Phase 1b IMA203

ACTengine® IMA203 TCR-T Phase 1 Design

Focus on IMA203 TCR-T Monotherapy Investigated in Cohort A

Phase 1a Dose Escalation

IMA203 Monotherapy in Basket Trial (N=27)

Phase 1b Dose Expansion[1]

Cohort A – IMA203 Monotherapy (N=11)
Increasing T cell:Tumor cell Ratio[2]

Phase 1b Cohort A Interim Update on 11 patients

Cohort B – IMA203 plus Checkpoint Inhibitor[3]
Blocking PD-1/PD-L1 pathway

- Focus on generation of safety data
- De-prioritized in the last-line setting, investigation of combination as a front-line therapy being considered

Cohort C – IMA203CD8 2nd Gen
Adding functional CD4 T cells[4]

- 2nd Gen potency-enhanced monotherapy product version
- Currently being explored at DL4a

Data cut-off Apr 04, 2023

[1] Provisional recommended Phase 2 dose (RP2D) for Cohort A and B determined at DL4+DL5 (0.2-4.7 x 10^9 TCR-T cells/m^2 BSA); IMA203CD8 (Cohort C) is currently being explored at DL4a (0.481-0.8x10^9 TCR-T cells/m^2 BSA);
[2] Demonstrated to be associated with durable response: Locke *et al.* 2020 Blood Advances; [3] Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor;
[4] Demonstrated to be important for long-term remission: Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances;

IMA203 17

N=11 ACTengine® IMA203 TCR - T Monotherapy – Phase 1b Cohort A Patient and Product Characteristics 18 Data cut - off Apr 04, 2023 Heavily pre - treated, metastatic last - line patients that have exhausted all available standard of care treatments 1 Including ovarian cancer patient A - DL5 - 04 who erroneously received one dose of nivolumab and is part of intent - to - treat (shown h ere) but not per - protocol population; 2 T ransduced viable CD8 T cells; ULN: Upper limit of normal; LDH: Lactate dehydrogenase; BSA: Body surface area; RP2D: Recommended Phase 2 Dose DL5 cleared for safety, updated provisional RP2D comprises DL4 + DL5 : : 0.2 - 4.7 x 10 9 TCR - T cells/m 2 BSA Patients in Phase 1b Cohort A (N=11) 1 Age Mean (min, max) 55.4 (31, 79) Gender Male / Female [% of patients] 45.5 / 54.5 Prior lines of treatment Mean (min, max) 3.7 (1, 10) LDH at baseline >1 x ULN [% of patients] 54.5 Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max) 73.8 (21.0, 207.3) Total infused dose Mean TCR - T cells 2 infused [x10 9 ] (min, max) 3.67 (1.30, 8.84) IMA203

Most Frequent Adverse Events – Phase 1b Cohort A (N=11)

Manageable Treatment-emergent Adverse Events (TEAEs)

- **Expected cytopenia (Grade 1-4)** associated with lymphodepletion in all patients
- **Low-moderate cytokine release syndrome (CRS)** in 91% (10/11) of patients
  - 45% (5/11) of patients had Grade 1 CRS (3 in DL4, 2 in DL5)
  - 45% (5/11) of patients had Grade 2 CRS (2 in DL4, 3 in DL5)
  - No dose-dependent increase of CRS
- **No ICANS**[1]
- **No Dose-limiting toxicity**
- For IMA203 TCR-T monotherapy tolerability profile including Phase 1a dose escalation, see appendix

IMA203 TCR-T monotherapy shows manageable tolerability at total doses as high as ~9x10^{9} TCR-T cells

IMA203
CRS and ICANS graded by CARTOX criteria (Neelapu *et al.*, 2018); [1] ICANS: Immune Effector Cell-Associated Neurotoxicity Syndrome

Data cut-off Apr 04, 2023 19

Best Overall Response – Phase 1b Cohort A

Deep Objective Responses Independent of Tumor Type



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
Ovarian Cancer 1
Cut. Melanoma
Melanoma (Unk. Primary)
Pancreatic NET
Head & Neck Cancer
Ovarian Cancer
Uveal Melanoma
Cut. Melanoma
Ovarian Cancer
Cut. Melanoma
Synovial Sarcoma
50.8
11.4
SD
0
-21.8
-33.3
-41.0
-60.3
-60.5
-61.7
-73.9
-74.8
BL
PR
PD
SD
PR
cPR
ongoing
A-DL5-04
A-DL4-05
A-DL4-04
A-DL5-02
A-DL4-01
A-DL4-02
A-DL5-01
A-DL5-03
A-DL5-05
A-DL4-03
A-DL5-06

ORR (at ~week 6)[2] **64% (7/11)**

cORR (at ~month 3)[3] **67% (6/9)**

Deep objective responses observed across multiple, heavily pre-treated tumor types

- Responses observed in cutaneous and uveal melanoma, synovial sarcoma, head and neck cancer, and ovarian cancer
- Initial responses at week 6 were confirmed in all 6 responders with available subsequent 3-month scan
- All cut. melanoma patients were CPI-refractory
- All ovarian cancer patients were platinum-resistant

[1] Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; [2] Initial ORR: Objective response rate according to RECIST 1.1 at first scan post infusion at ~week 6; [3] Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with available second scan post infusion at ~month 3 or patients with progressive disease (PD) at any timepoint before this scan; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; NET: Neuroendocrine Tumor; CPI: Checkpoint Inhibitor

IMA203 Data cut-off Apr 04, 2023 20

Response over Time – Phase 1b Cohort A

Durable Partial Responses 9+ Months after IMA203 TCR-T Treatment


Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
0
3
6
9
12
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
A-DL4-01
A-DL4-02
A-DL5-01
A-DL4-03
A-DL5-03
A-DL5-05
PR
A-DL5-06
SD
A-DL4-04
A-DL5-02
A-DL4-05
PD
A-DL5-04**
Ongoing
Response until 5.7 months post infusion, target lesion response assessment not available (external assessment)
Scans at approximately week 6, month 3 and then every 3 months

Median DOR[1], min, max DOR	Not reached, 1.3+, 8.8+ months
Median Follow-up[2]	8.5 months

Median time from IMA203 TCR-T infusion to onset of response was 1.4 months

Ongoing responses in 5 of 7 responders:

- 2 cPRs (cut. & uveal melanoma) ongoing at 9+ months
- 1 cPR (cut. melanoma) ongoing at 6+ months
- 1 cPR (ovarian cancer) ongoing at ~3 months
- 1 PR (synovial sarcoma) ongoing at 6+ weeks

**Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; [1] Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; [2] Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline

IMA203 Data cut-off Apr 04, 2023 21

Biological Data Consistent with Clinical Data IMA203 TCR - T Levels and Tumor Infiltration across Patients in Phase 1a and Phase 1b Cohort A 22 IMA203 T cells found in all evaluable tumor tissues, level of infiltration associated with objective responses 1 Increased levels of IMA203 T cells in the blood of patients in Cohort A following increase of cell dose and switch to monocyte depletion process Data cut - off Apr 04, 2023 Mann - Whitney U test; 1 T cell infiltration for 21 patients (10 non - responder, 11 responder) with 6 - week post infusion biopsy available (1 patient with ~4 - week, 2 patients with ~13 - week post infusion biopsy); PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR : Confirmed Partial R esponse p=0.0003 Phase 1a Cohort A 0 5×10 5 1×10 6 1.5×10 6 2×10 6 I M A 2 0 3 T c e l l P e a k e x p a n s i o n ( C m a x ) [ c o p i e s / μ g g D N A ] PR cPR PD/SD <0.0001 (n=11)(n=27) Vector copies/µg gDNA p<0.0001 0 4 8 1 2 1 6 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 4 0 6 0 8 0 1 0 0 2 0 0 4 0 0 6 0 0 8 0 0 Days post infusion V e c t o r c o p i e s / μ g g D N A N=38 Phase 1A Cohort A Persistence over time Peak persistence N=38 IMA203

Favorable TCR - T Product Characteristics and High TCR - T Levels in Patients Manufacturing Improvements Implemented in Phase 1b Enhance Key Features of the Cell Product 23 Manufacturing success rate of 94% to reach provisional RP2D ** Mean cell d ose infused in 11 patients in Phase 1b Cohort A was 3.67x10 9 TCR - T cells Prior versions (n=26) Manufacturing process (infused products) MD process (n=12) Prior versions (n=26) MD process (n=12) MD process: Monocyte depletion process; * Unpaired t test; # Mann - Whitney U test; ** Updated provisional RP2D comprises DL4 + DL5: 0.2 - 4.7x10 9 transduced viable CD8 T cells/m 2 BSA; Increased peak TCR - T levels in patients Improved TCR - T product features 0 5×10 5 1×10 6 1.5×10 6 2×10 6 I M A 2 0 3 T c e l l P e a k e x p a n s i o n ( C m a x ) [ c o p i e s / μ g g D N A ] Current Process (n=12) <0.0001 Prior Versions (n=26) IMA203 T cell peak frequency [vector copies/µg gDNA] MD process (n=12) Prior versions (n=26) MD process (n=5) Prior versions (n=7) p<0.0001 # p=0.0025 # DL4 only, normalized to cell dose 0 20 40 60 80 100 % C D 3 + C D 8 + C e l l s ( o f v i a b l e c e l l s ) p=0.0032 0 20 40 60 80 100 % D e x t r a m e r ( o f C D 3 + C D 8 + C e l l s ) p<0.0001 Normalized peak frequency [vector copies per µg gDNA/10 9 TCR - T cells] Data cut - off Apr 04, 2023 * * IMA203

Responses above Immatics' PRAME RNA Threshold Independent of Tumor Type

Highlighting Tumor Types (left) and Type of Best Overall Response (right) – Phase 1b Cohort A



PRAME RNA expression in pre-treatment biopsies relative to threshold
Expression relative to threshold
0.23
A-DL5-01
A-DL4-02
A-DL5-03
A-DL4-04
A-DL5-06
A-DL4-03
A-DL4-05
A-DL5-02
A-DL5-05
A-DL5-04
A-DL4-01
Threshold
PD/SD
PR/cPR
Best overall response
Cancer Type
Cut. Melanoma
Head & Neck Cancer
Melanoma (Unk. Primary)
Ovarian Cancer
Pancreatic NET
Synovial Sarcoma
Uveal Melanoma



Expression relative to threshold
0.23
Threshold
PD/SD
PR/cPR
Best overall response
Best overall response
cPR
PR
SD
PD

IMA203 achieved objective responses at <u>all</u> expression levels above Immatics' mass spectrometry-guided RNA threshold

IMA203 has the potential to provide clinical benefit for all PRAME biomarker-positive cancer patients

IMA203

Mann-Whitney U test, p=0.23; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; NET: Neuroendocrine Tumor

Data cut-off Apr 04, 2023 24

Potential of IMA203 in Additional Solid Cancer Indications

Based on PRAME Expression in IMA203 TCR-T Responders – Phase 1b Cohort A



Immatics' proprietary mass spectrometry-guided mRNA threshold
% PRAME-positive patients[1]
Selected indications
Uterine carcinoma
Uterine carcinosarcoma
Cutaneous melanoma
Synovial sarcoma
Uveal melanoma
Ovarian carcinoma
Triple-negative breast cancer
Lung squamous cell carcinoma
Head and neck sq. cell carcinoma
A-DL4-03
A-DL5-03
A-DL5-06
A-DL5-01
A-DL5-05
A-DL4-02
A-DL4-01
100%
100%
95%
100%
90% (50%[2])
80%
60%
65%
25%
PRAME mRNA expression [FPKM, log-scaled]
PRAME mRNA expression in Phase 1b Cohort A responders

Data cut-off Apr 04, 2023

PRAME target expression distribution (blue histogram) based on TCGA RNAseq data, patient data (black dots) based on IMADetect® qPCR testing of screening biopsies; [1] PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary MS-guided RNA expression threshold; [2] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) demonstrates substantial higher prevalence of 90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research; MS: mass spectrometry

IMA203 25

ACTengine® IMA203 TCR - T Monotherapy Targeting PRAME Summary of Phase 1b Cohort A Interim Data Update • Manageable tolerability with no high - grade CRS, no ICANS in 11 patients in Cohort A 1 • Objective responses observed in heavily pre - treated last - line solid cancer patients including checkpoint - refractory cutaneous melanoma, platinum - resistant ovarian cancer, uveal melanoma, head and neck cancer, synovial sarcoma • High objective response rate (ORR): • 64% (7/11) ORR (at ~week 6) • 67% (6/9) cORR (at ~month 3) • Ongoing durable responses: • Median duration of response not reached at a median follow - up time of 8.5 months • Ongoing PRs 9+ months after IMA203 TCR - T treatment • Objective responses independent of tumor type at low, medium and high PRAME levels above threshold • Manufacturing success rate of 94% to reach current RP2D, rapid 7 - day manufacturing process (+7 - day release testing) 26 Increased confidence in the success and broad potential of targeting PRAME and our product candidate IMA203 TCR - T 1 For IMA203 TCR - T monotherapy tolerability profile including Phase 1a dose escalation, see appendix; CRS: Cytokine Release Syndrome; ICANS: Immune effector cell - associated neurotoxicity syndrome; RP2D: provisional recommended Pha se 2 dose Data cut - off Apr 04, 2023 IMA203

Immatics’ ACTengine® IMA203 TCR - T Development Strategy Two - Pillared Strategy 27 Objective: Expand development to other cancer types • Signal finding in other cancer types with a broad patient reach, such as ovarian cancer, uterine cancer, lung cancer, breast cancer, head and neck cancer GO BROAD Next update on all three IMA203 Phase 1b cohorts including the projected clinical development path for PRAME - targeted TCR - T monotherapy towards registration - directed trials is planned for 4Q 2023 IMA203 Objective: Deliver best - in - class therapy in 1 - 2 last - line solid cancer types as fast as possible • Focus on cutaneous melanoma, uveal melanoma and potentially other tumor types with high PRAME prevalence where clinical proof - of - concept has been demonstrated • Highly modular and scalable manufacturing facility expected to be operational in 2024 to support efforts to maximize speed to market • Planned start of a first Phase 2 trial in 1H 2024 – targeted to be already registration - directed FAST & FOCUSED

ACTengine® IMA203 TCR - T Product Manufacturing Enhancing Manufacturing Process and Capabilities Leukapheresis Rapid Manufacturing Process 1 week Expedited QC Release Testing 1 week Infusion - ready Manufacturing of ACTengine® IMA203 TCR - T & other future autologous /allogeneic candidates Expected to be operational in 2024 Approx. 100,000 sq ft in Houston area, TX – modular and flexible design Early - stage and registration - directed clinical trials as well as initial commercial supply State - of - the - art research & GMP manufacturing facility Short manufacturing turnaround time 28 IMA203

Selected Indications Incidence R/R Incidence PRAME Positive Patient Population Based on R/R Incidence; PRAME and HLA - A*02:01+ Cut. Melanoma 99,800 7,700 95% 2,999 Uveal Melanoma 1,500 800 90% 295 Ovarian Carcinoma 19,900 12,800 80% 4,198 Uterine Carcinoma 62,700 10,700 100% 4,387 Uterine Carcinosarcoma 3,300 1,900 100% 779 Squamous NSCLC 57,000 34,600 65% 9,221 Small Cell Lung Cancer 31,900 19,400 55% 4,375 Adeno NSCLC 91,200 55,300 25% 5,668 HNSCC 66,500 15,100 25% 1,548 Breast Carcinoma 290,600 43,800 25% TNBC: 60% 4,490 Synovial Sarcoma 1,000 400 100% 164 Cholangiocarcinoma 8,000 7,000 35% 1,005 IMA203 TCR - T Has the Potential to Reach a Large Patient Population ~39,000 Patients per Year in the US only 29 Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last - line patient population approximated by annual mortality; Estimated 41% HLA - A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expression threshold ; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n= 21) Multiple opportunities to broaden patient reach and patient benefit: » Expand beyond US population » Expand into other indications such as kidney, esophageal, bladder, other liver cancers, other sarcoma subtypes through indication - specific or indication - agonistic label expansion » Move into earlier lines of therapy (R/R Incidence  Incidence ) » Inclusion of patients with lower PRAME - threshold TOTAL ~ 39 ,000 annually in the US IMA203

ACTengine® IMA203CD8 – Next-generation TCR-T

Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity


T cell Help
CD4 T CELL
CD8 T CELL
Cytotoxic Activity
TUMOR CELL DEATH
Cytotoxic Activity

- Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials
- Recent data from leukaemia patients treated with CAR-T suggest a relevant role of engineered CD4 T cells in maintaining durable tumor responses over a long period of time[1]
- Functional superiority of the **CD8αβ** construct over multiple other CD8 constructs in preclinical experiments
- Proprietary 4-in-1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME-specific IMA203 TCR and CD8αβ construct (IMA203CD8)

IMA203CD8

[1] Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances

30

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Functional CD4 T cells Mediate Longer Anti - Tumor Activity than CD8 T cells in vitro 31 0 50 100 150 200 250 300 350 400 450 0.0 0.5 1.0 1.5 2.0 CD8 Hours after Coculture T u m o r f o l d g r o w t h 0 50 100 150 200 250 300 350 400 450 0.0 0.5 1.0 1.5 2.0 CD4 Hours after Coculture T u m o r f o l d g r o w t h 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th IMA203CD8 Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients

ACTengine® IMA204 – TCR - T Targeting COL6A3 Exon 6 32

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma

Key Features

TARGET

HLA-A*02-presented peptide derived from **COL6A3 exon 6**

Naturally and specifically presented on tumors at high target density[1]: **100-700 copies/cell**

Novel **tumor stroma target** identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting COL6A3 exon 6

Affinity-maturated, CD8-independent TCR

High functional avidity[2]: **~0.01ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

PRECLINICAL DATA

CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells

In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells

Complete tumor eradication in *in vivo* mouse models

PATIENT POPULATION[3]

Pancreatic Carcinoma – 80%
Breast Carcinoma – 75%
Stomach Carcinoma – 65%
Sarcoma – 65%
Esophageal Carcinoma – 60%
Squamous NSCLC – 55%
Adeno NSCLC – 55%
HNSCC – 55%
Uterine Carcinosarcoma – 55%
Colorectal Carcinoma – 45%
Mesothelioma – 45%
Cholangiocarcinoma – 40%
Ovarian Carcinoma – 40%
Melanoma – 35%
Bladder Carcinoma – 35%

IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets

IMA204

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

33

ACTengine® IMA204 – High Affinity, CD8-independent TCR

Complete Tumor Eradication *in vitro & in vivo*[1] by Affinity-enhanced IMA204 TCR

Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample

Example of a Tumor Target
in same Ovarian Cancer sample


Stroma cells
Tumor cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers


Control
IMA204 TCR
D7
D16
D22
D29

CD8-independent TCR leads to tumor eradication in all mice treated

Affinity maturated CD8-independent, next-generation TCR engages both CD4 and CD8 T cells without the need of CD8 co-transduction

IMA204

[1] *In vivo* data in collaboration with Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

34

ACTallo® – Our Next - generation Off - the - shelf TCR - T 35

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach • Off - the - shelf cell therapy , no need for personalized manufacturing  reduced logistics and time to application • Potential for hundreds of doses from one single donor leukapheresis  lower cost of goods • Use of healthy donor material provides standardized quality and quantity of starting material • Strategic collaborations combining Immatics’ proprietary ACTallo ® platform with Bristol Myers Squibb’s next - gen technologies and Editas Medicine’s CRISPR gene editing technology to develop next - gen allogeneic γδ TCR - T/CAR - T programs 36 ACTallo® γδ T cell Cell Engineering (gene editing & armoring ) γδ T cell Collection from Healthy Donor Expansion Off - the - shelf Products Patient Treatment

Why γδ T cells? γδ T cells Are Well Suited for an Off - the - shelf Cell Therapy Approach 37 γδ T cells x are abundant in the peripheral blood x show intrinsic anti - tumor activity x naturally infiltrate solid tumors & correlate with favorable prognosis x are HLA - independent, thus do not cause graft - vs - host disease in allogeneic setting x can be expanded to high numbers in a cGMP - compatible manner x can be effectively redirected using αβ TCR or CAR constructs In vitro a nti - tumor activity 0 48 96 144 192 0 5 10 15 Hours F o l d G r o w t h ( U 2 0 S - R F P + ) Tumor cells only  T cells (NT)  T cells IMA203 TCR + T cells (NT) T cells IMA203 TCR + γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR + + tumor cells αβ T cells TCR + + tumor cells ACTallo® 0 5 10 15 20 25 0.001 0.01 0.1 1 10 100 1000 10000 100000 1000000 Day F o l d e x p a n s i o n o f   T c e l l s Expansion Fold - growth (target - positive tumor cells)

TCER® – TCR Bispecifics 38

TCER® – Immatics' Next-generation, Half-Life Extended Bispecifics

Proprietary TCER® Format Consisting of Three Distinct Elements


Low-affinity T cell recruiter against CD3/TCR
2
1
High-affinity TCR domains targeting XPRESIDENT®-selected tumor-specific peptide-HLA molecules
Fc part for half-life extension, favorable stability and manufacturability
3


Tumor cell killing
Cytotoxic lytic granules
Activated T cell

Next-gen, half-life extended TCER® format designed to
→ safely apply high drug doses for activity in a broad range of tumors
→ achieve optimized scheduling

TCER®
39

TCER® – Immatics' Next-generation, Half-Life Extended Bispecifics immatics



1 **pHLA targeting TCR**

- ✓ **High-affinity** (single digit nM) TCR targeting **XPRESIDENT®-selected** tumor-specific peptide-HLA molecules
- ✓ Broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[1]
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

2 **T cell recruiting antibody**

- ✓ **Low-affinity** (triple digit nM) T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[2]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters

3 **Next-generation TCER® format**

- ✓ Off-the-shelf biologic with antibody-like manufacturability[3] and low cost of goods
- ✓ Superior anti-tumor activity[4] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients

[1] As compared to natural TCR; [2] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature; Trinklein *et al.*, 2019, mAbs);
[3] Production in mammalian cells (CHO cells); [4] Based on preclinical testing

TCER®

40

Potency of Our Proprietary TCR Bispecific Format TCER® 41 • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 1 than six alternative TCR Bispecific format designs evaluated Flexible Plug - and - play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target - positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low - Affinity Recruiter 42 Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM ) n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose: 0.025 mg/kg Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity (triple digit nM ) TCER® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG m ice , tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target - Unrelated Recruiter - Mediated Cytokine Release using a Low - Affinity Recruiter 43 TCER® Whole blood cytokine release assay N= 3 HLA - A*02 - positive donors N=16 cytokines tested, 4 exemplary cytokines shown

Our TCER® Portfolio Broad Pipeline of Next - Gen Half - Life Extended TCR Bispecifics 44 TCER® • PRAME peptide presented by HLA - A*02:01 • Start of clinical trial in Aug 2023, first clinical data expected 2024 IMA402 Potential for addressing different indications and large patient populations with novel, off - the - shelf TCR Bispecifics • MAGEA4/8 peptide presented by HLA - A*02:01 • Dose escalation ongoing IMA401 • Undisclosed peptides presented by HLA - A*02:01 and other HLA - types • TCER® engineering and preclinical testing ongoing IMA40x Several innovative programs CLINICAL PRECLINICAL

TCER® IMA401 Targeting MAGEA4/8

Homogeneous Expression, Broad Prevalence and High Copy Number Target

MAGEA4 RNA detection in tumor samples (ISH)


SqNSCLC
HNSCC

MAGEA4/8 target prevalence in selected cancer indications

Indications	Target prevalence [%]
Squamous non-small cell lung carcinoma	50%
Head and neck squamous cell carcinoma	35%
Bladder carcinoma	30%
Uterine carcinosarcoma	25%
Esophageal carcinoma	25%
Ovarian carcincoma	20%
Melanoma	20%
plus several further indications	

MAGEA4 and MAGEA4/8 Peptide (AbsQuant®)


100000
10000
1000
100
10
1
AbsQuant® CpC
p<0.001²
MAGEA4
Commonly used peptide
MAGEA4/8
Immatics

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly used MAGEA4 target peptide

MAGEA4/8 target prevalences are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold; [1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

IMA401
45

TCER® IMA401 (MAGEA4/8) – Assessment of Anti - Tumor Activity in vitro Patient - Derived Tumor Model 46 NSCLC adenocarcinoma : • M ale, Caucasian, age 58, no therapy prior to surgery • Site of origin: lung, differentiation poor • Date of surgery: 1987, Freiburg Medical Center • Volume doubling time: 7.3 day • Histology: • Stroma content, 4% • Vascularization, high • Grading, undifferentiated • TCER® IMA401 shows high anti - tumor activity in Patient - derived xenograft model of non - small cell lung adenocarcinoma • Remission observed in all mice (3 out of 4 mice with complete remission) LXFA 1012 Tumor Xenograft Model in NOG Mice IMA401

47 TCER® IMA401 (MAGEA4/8) – Pharmacokinetics PK Analysis in NOG Mice • Two different PK assays established to ensure functional integrity of protein domains • Terminal half - life in mice: 10 - 11 days pHLA – V L Assay Fc – V L Assay IMA401

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8



Phase 1a: Dose Escalation
Adaptive design aimed at accelerating dose escalation
MTD/ RP2D
Phase 1b: Dose Expansion
Monotherapy expansion cohort
Potential development option for checkpoint inhibitor combination or other combination therapies[2]

- Weekly i.v. infusions[1]
- Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model)

- Focus on specific indications planned

Primary Objective

- Determine MTD and/or RP2D

Secondary Objectives

- Safety and tolerability
- Initial anti-tumor activity
- Pharmacokinetics

MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model;
[1] Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. [2] Conducted in collaboration with BMS

IMA401 48

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels 49 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~50 PRAME CpCs 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] Target-negative 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~110 PRAME CpCs 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~250 PRAME CpCs 0 • TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs • Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs • Preclinical activity profile enables targeting of a broad variety of tumor indications, such as lung cancer, breast cancer, ovarian cancer, uterine cancer, melanoma and others IMA402 CpC: Target peptide copy numbers per tumor cell

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo 50 -29 0 500 1000 1500 2000 2500 0 10 20 30 40 50 60 70 Study day M e d i a n t u m o r v o l u m e [ m m 3 ] Vehicle IMA402 [0.01 mg/kg] IMA402 [0.05 mg/kg] IMA402 [0.25 mg/kg] • Dose - dependent efficacy of IMA402 in cell line - derived in vivo mouse model • Durable shrinkage of large tumors including complete responses over prolonged period • Sufficiently high drug doses are key to achieving desired anti - tumor effect IMA402

Half - life Extended Format of IMA402 Confers Terminal Half - life of >1 Week 51 pHLA – aV L Assay pHLA – aFc Assay • IMA402 shows a terminal serum half - life of ≈ 8 days in mice • IMA402 will be initially dosed weekly in the clinical trial • Dosing frequency may be adapted based on clinical data IMA402

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME First Clinical Data Planned in 2024 52 Phase 1: Dose Escalation Phase 2a: Dose Expansion Adaptive design aimed at accelerating dose escalation • Specific indications plus ongoing basket • Combination therapies • Optional dose/application optimization Expansion cohort Expansion cohort Expansion cohort Trial Overview Phase 1/2 clinical trial to evaluate safety, tolerability and anti - tumor activity of IMA402 • HLA - A*02:01 - positive patients with PRAME - expressing recurrent and/or refractory solid tumors • Initially weekly i.v. infusions • Potential for early adjustment of treatment interval based on PK data of half - life extended TCER® format MTD/ RP2D IMA402 • Basket trial in focus indications to accelerate signal finding • Cut. and uveal melanoma, ovarian, lung, uterine cancer, synovial sarcoma

Immatics’ Proprietary Target and TCR Discovery Platforms 53

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 54 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Pool of 200 Prioritized Targets as Foundation for Future Value Generation

XPRESIDENT® Target Platform

IMMATICS



pHLA Database
based on primary tissues
>2,500 cancer & normal tissues analyzed by Quantitative, Ultra-Sensitive Mass Spectrometry
>500 million MS/MS spectra
>25,000 experiments
>8,500 peptides filed for patent
>200 prioritized targets

200 Prioritized Targets

Grouped in 3 Target Classes:

1. **Well known and characterized parent protein (20%)**
   e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein (60%)**
   e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens (20%)**
   Novel target class which includes RNA-edited peptides & non-classical neoantigens

~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach

This large data set is leveraged by our bioinformatics & AI-platform XCUBE™ – *„AI is where the data is®“*

Technology

55

Immatics' Unique Capability – Identification of the most Relevant Target

Example of MAGEA4/8 Peptide Target



TUMOR CELL
ACTIVATED
T CELL

Ranking of pHLA targets



MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly
targeted
MAGEA4/8
Immatics

XPRESIDENT® quantitative information on target density[1] between peptides originating from the same source protein

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly targeted MAGEA4 target peptide

Technology

[1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

56

Development of the Right TCR – XCEPTOR® Technology

TCR Discovery and Engineering for ACT and TCR Bispecifics



Adoptive Cell Therapy
ACTengine®
ACTallo®
Micromolar affinity
Tumor cell
pHLA target
TCR
(membrane protein)
T cell
TCR Bispecifics
T cell engaging receptor (TCER®)
Nanomolar affinity

- Fast, efficient and highly sensitive discovery of highly specific, natural TCRs
- Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity
- Early de-selection of cross-reactive TCRs by the unique interplay between Immatics' target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery[1] and TCR maturation[2] (empowered by our bioinformatics & AI-platform XCUBE™)

Technology

[1] XPRESIDENT®-guided off-target toxicity screening; [2] XPRESIDENT®-guided similar peptide counterselection

57

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks

Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development

Target peptide presented on tumor cells


TUMOR CELL
ACTIVATED T CELL

Selective killing of tumor cells

Target peptide presented on normal cells


NORMAL CELL
ACTIVATED T CELL

On-target (off-tumor) toxicity

Similar peptide presented on normal cells[1]


NORMAL CELL
ACTIVATED T CELL

Off-target toxicity

A different HLA is recognized on normal cells


NORMAL CELL
ACTIVATED T CELL

Alloreactivity

XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues

Technology

[1] Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron *et al.*, Sci Transl Med)

58

“AI Is Where the Data Is®” Bioinformatics and AI - Platform XCUBE Ρ 59 Data Engineering Development of data warehouses & user interfaces Data Science Development of statistical & machine learning models Data Processing Processing of mass - spec & next - gen sequencing data 1 THERAPEUTIC KNOWLEDGE XPRESIDENT®/ XCEPTOR® DATA Data Engineering Data Science Data Processing 2 3 1 Cell therapies Bispecifics CDx Therapies Targets Lead Molecules Discovery Characterization Discovery Selection Validation 2 3

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 60 Cancer targets, TCRs and technology protected by: • 5,800 applications and patents filed in all major countries and regions • >115 patent families • >2,400 granted patents, thereof >550 granted patents in the US Technology

Corporate Information & Milestones 61

Experienced Global Leadership Team Across Europe and the US

immatics



Harpreet Singh
Chief Executive Officer
Co-Founder
>20 yrs biotech experience



Arnd Christ
Chief Financial Officer
>20 yrs biotech experience
(InflaRx, Medigene, NovImmune, Probiodrug)



Carsten Reinhardt
Chief Development Officer
>20 yrs pharma & biotech experience
(Micromet, Roche, Fresenius)



Cedrik Britten
Chief Medical Officer
15 yrs pharma & biotech experience
(GSK, BioNTech)



Rainer Kramer
Chief Business Officer
25 yrs pharma & biotech experience
(Amgen, MorphoSys, Jerini, Shire, Signature Dx)



Steffen Walter
Chief Operating Officer
Co-Founder Immatics US
>15 yrs biotech experience



Toni Weinschenk
Chief Innovation Officer
Co-Founder
>15 yrs biotech experience



Edward Sturchio
General Counsel
>15 yrs pharma & biotech experience
(Abeona Therapeutics, AAA, Novartis, Merck, Schering)



Jordan Silverstein
Head of Strategy
>10 yrs biotech experience
(InflaRx, AAA)

Corporate

Strong, Focused and Highly Integrated Trans - Atlantic Organization 63 Houston, Texas ~ 150 FTEs Cell therapy development & manufacturing Munich, Germany ~ 65 FTEs Various operating functions Tübingen, Germany ~ 215 FTEs Target & TCR discovery and TCR Bispecifics developme nt Corporate FTE status as of December 2022

Delivering s the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. www.immatics.com Appendix

ACTengine® IMA203 TCR-T 1st Gen Monotherapy Tolerability Data

Focus on IMA203 Phase 1b Cohort A – All ≥Grade 3 Adverse Events (N=11)

TEAEs by maximum severity for all patients in Ph1b Cohort A dose expansion (N=11)

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	11	100.0
Adverse Events of Special Interest		
Cytokine release syndrome	0	0.0
ICANS[1]	0	0.0
Blood and lymphatic system disorders		
Neutropenia	10	90.9
Lymphopenia	6	54.5
Leukopenia	5	45.5
Anaemia	5	45.5
Thrombocytopenia	4	36.4
Leukocytosis	1	9.1
Lymphocytosis	1	9.1

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
table continued...		
Investigations		
Alanine aminotransferase increased	1	9.1
Aspartate aminotransferase increased	1	9.1
Blood alkaline phosphatase increased	1	9.1
Eye disorders		
Ulcerative keratitis	1	9.1
Gastrointestinal disorders		
Ileus	1	9.1
Infections and infestations		
Infection	1	9.1
Nervous system disorders		
Headache	1	9.1
Respiratory, thoracic and mediastinal disorders		
Laryngeal inflammation	1	9.1

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for CRS and ICANS, where only Grade 1-2 occurred; listed for completeness due to being adverse events of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu *et al.*, 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (04-Apr-2023). [1] ICANS: Immune effector cell-associated neurotoxicity syndrome.

- IMA203 was well tolerated
- No Adverse Event ≥Grade 3 was observed with a frequency ≥10% when excluding expected cytopenias associated with lymphodepletion
- No IMA203-related Grade 5 Adverse Events

IMA203

Data cut-off Apr 04, 2023 65

Deep & Durable Responses in Heavily Pre-Treated Patients – Phase 1b Cohort A

immatics

Patient ID	Indication	No of prior treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10^9]	BOR	BOR (Max % change of target lesions)	Comment
A-DL5-01	Uveal Melanoma	1	ARRY614/Nivolumab	4.16	cPR	-60.3	Ongoing response 10.1 months post infusion
A-DL4-03	Cut. Melanoma	7	Dabrafenib/Trametinib, Pembrolizumab, Dabrafenib/Trametinib, Vemurafenib/Cobimetinib, Dabrafenib/Trametinib, IMCgp-100, Encorafenib/Binimetinib	1.30	cPR	-73.9	Ongoing response 9.9 months post infusion
A-DL5-03	Cut. Melanoma	3	Interferon, Pembrolizumab, Nivolumab/Ipilimumab	5.12	cPR	-60.5	Ongoing response 6.2 months post infusion
A-DL4-01	Head & Neck Cancer	1	Carboplatin/Paclitaxel	1.92	cPR	-33.3	Response until 5.7 months post infusion
A-DL4-02	Ovarian Cancer	10	Carboplatin/Taxol, Taxol, Gemcitabine/Carboplatin, Olaparib, Letrozole, Rucaparib, UPCC 03118 (CAR-T cell directed folate receptor), Bevacizumab/Cyclophosphamide, Carboplatin, Doxorubicin	1.97	cPR	-41.0	Response until 3.8 months post infusion
A-DL5-05	Ovarian Cancer	3	Adriamycin/Cytotaxan/Taxol, Carboplatin/Taxol, Carboplatin/Doxil	8.84	cPR	-61.7	Ongoing response 2.5 months post infusion
A-DL5-06	Synovial Sarcoma	1	Adriamycin/Ifosfamide/Mesna	3.94	PR	-74.8	Initial PR at week 6, 3-month scan pending
A-DL4-04	Melanoma (Unk. Primary)	2	Nivolumab/Ipilimumab, Nivolumab	1.73	SD	0.0	Disease stabilization until 5.7 months post infusion
A-DL4-05	Cut. Melanoma	5	Nivolumab, Nivolumab (re-exposure), Nivolumab/Ipilimumab, Dabrafenib/Trametinib, Nivolumab	1.63	SD	11.4	Ongoing disease stabilization 2.1 months post infusion
A-DL5-02	Pancreatic Neuroendocrine Tumor	3	Lanreotid, Streptozocin/5-Fluorouracil, Everolismus	5.12	SD	-21.8	Disease stabilization until 2.3 months post infusion
A-DL5-04*	Ovarian Cancer	5	Paclitaxel/Carboplatin, Niraparib, Doxorubicin/Liposomal/Carpoplatin, 2020-0808 ZN-C3/Gemcitabine, 2020-0755 COM 701/BMS-986207/Nivolumab	4.68	PD	50.8	Progressive disease at 1.2 months post infusion

[1] Transduced viable CD8 T cells; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response

*Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population.

IMA203 Data cut-off Apr 04, 2023 66

ACTengine® IMA203 TCR-T 1st Gen Monotherapy Tolerability Data

Phase 1a and Phase 1b Cohort A – All ≥Grade 3 Adverse Events (N=39)

TEAEs by maximum severity for all patients in Ph1a dose escalation and Ph1b Cohort A dose expansion (N=39)[1]

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	39	100.0
Adverse Events of Special Interest		
Cytokine release syndrome	2	5.1
ICANS[2]	0	0.0
Blood and lymphatic system disorders		
Neutropenia	32	82.1
Lymphopenia	24	61.5
Leukopenia	22	56.4
Anaemia	20	51.3
Thrombocytopenia	15	38.5
Cytopenia	1	2.6
Leukocytosis	1	2.6
Lymphocytosis	1	2.6
Infections and infestations		
Appendicitis	1	2.6
COVID-19	1	2.6
Enterococcal infection	1	2.6
Infection	1	2.6
Orchitis	1	2.6
Sepsis[4,5]	1	2.6
Septic shock[4]	1	2.6
Respiratory, thoracic and mediastinal disorders		
Hypoxia	2	5.1
Bronchial obstruction	1	2.6
Laryngeal inflammation	1	2.6
Pleural effusion	1	2.6
Respiratory failure	1	2.6
Investigations		
Alanine aminotransferase increased	1	2.6
Aspartate aminotransferase increased	1	2.6
Blood alkaline phosphatase increased	1	2.6
Blood creatinine increased	1	2.6
Blood fibrinogen decreased	1	2.6
Gastrointestinal disorders		
Abdominal pain	1	2.6
Diarrhoea	1	2.6
Ileus	1	2.6
Vomiting	1	2.6

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
table continued...		
General disorders and administration site conditions		
Condition aggravated[4]	1	2.6
Fatigue	1	2.6
Pyrexia	1	2.6
Swelling face	1	2.6
Vascular disorders		
Hypertension	3	7.7
Hypotension	1	2.6
Metabolism and nutrition disorders		
Hypokalaemia	2	5.1
Failure to thrive	1	2.6
Injury, poisoning and procedural complications		
Humerus fracture	1	2.6
Infusion related reaction	1	2.6
Renal and urinary disorders		
Acute kidney injury	1	2.6
Proteinuria	1	2.6
Cardiac disorders		
Atrial fibrillation[3]	1	2.6
Endocrine disorders		
Inappropriate antidiuretic hormone secretion	1	2.6
Eye disorders		
Ulcerative keratitis	1	2.6
Hepatobiliary disorders		
Cholangitis	1	2.6
Immune system disorders		
Contrast media allergy	1	2.6
Musculoskeletal and connective tissue disorders		
Muscle spasms	1	2.6
Nervous system disorders		
Headache	1	2.6
Reproductive system and breast disorders		
Vaginal haemorrhage	1	2.6
Skin and subcutaneous tissue disorders		
Rash maculo-papular	1	2.6

- IMA203 was well tolerated
- No Adverse Event ≥Grade 3 was observed with a frequency ≥10% when excluding expected cytopenias associated with lymphodepletion
- No IMA203-related Grade 5 Adverse Events

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (04-Apr-2023); [1] Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; [2] ICANS: Immune effector cell-associated neurotoxicity syndrome; [3] DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; [4] Fatal Adverse events were not considered related to any study drug; [5] Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells.

IMA203

Data cut-off Apr 04, 2023 67

Phase 1a and Phase 1b Cohort A – Best Overall Response

immatics

Phase 1a (Dose Escalation)



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
MPNST
Cholangiocarcinoma
Thymus Cancer
Synovial Sarcoma
Cut. Melanoma
Uveal Melanoma
Head & Neck Cancer
Synovial Sarcoma
NSCLC
Ovarian Cancer
Head & Neck Cancer
Uterine Cancer
Head & Neck Cancer
Cut. Melanoma
Cut. Melanoma
Synovial Sarcoma
Synovial Sarcoma
Cut. Melanoma
Cut. Melanoma*
Cut. Melanoma*
Cut. Melanoma
Head & Neck Cancer
Synovial Sarcoma
Melanoma (Unk. Primary)*1
Mucosal Melanoma*
Uveal Melanoma*
30.4
22.8
8.8
5.2
PD
0
-0.5
-1.4
-2.0
-4.3
-6.9
-9.7
-12.8
-13.1
-37.9
-39.0
-39.9
-46.0
-47.7
-50.5
-51.4
-51.6
-51.7
-61.0
-61.4
-62.7
-67.9
BL
PR
Data cut-off Sept 06, 2022
– presented in Oct 2022
DL4-05
DL4-04
EC2-01
DL2-02
DL4-07
EC1-03
DL2-07
DL3-03
DL2-06
DL1-03
DL1-01
DL3-04
DL1-02
DL3-02
DL4-01
DL2-01
DL2-04
EC1-02
EC1-01
DL4-02
DL4-03
DL2-05
DL2-03
DL4-06
DL3-06
DL3-01
N=27#

Phase 1b (Cohort A)



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
Ovarian Cancer
Cut. Melanoma
Melanoma (Unk. Primary)
Pancreatic NET
Head & Neck Cancer
Ovarian Cancer
Uveal Melanoma
Cut. Melanoma
Ovarian Cancer
Cut. Melanoma
Synovial Sarcoma
50.8
11.4
SD
0
-21.8
-33.3
-41.0
-60.3
-60.5
-61.7
-73.9
-74.8
BL
PR
Data cut-off Apr 04, 2023
– presented in May 2023
A-DL5-04
A-DL4-05
A-DL4-04
A-DL5-02
A-DL4-01
A-DL4-02
A-DL5-01
A-DL5-03
A-DL5-05
A-DL4-03
A-DL5-06
N=11
PD
SD
PR
cPR

Confirmed objective responses across a broad spectrum of different tumor types such as cutaneous melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma

IMA203

* Maximum change of target lesions and RECIST 1.1 BOR at different timepoints; # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable;
[1] Indication was updated to cutaneous melanoma post data cut-off; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline

68

Phase 1a and Phase 1b Cohort A – Responses over Time

Improved Durability at Higher Dose and in Phase 1b Patients

Phase 1a (Dose Escalation)

N=27#


Data cut-off Sept 06, 2022
– presented in Oct 2022
Change in Sum of Longest Diameter from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
Weeks post T cell Infusion
0
4
8
12
16
20
24
36
48
60
72
Best overall response (RECIST1.1)
cPR
DL2-03
DL2-04
DL3-01
DL4-02
DL4-06
PR
EC1-01
EC1-02
DL2-01
DL2-05
DL3-02
DL3-06
DL4-01
DL4-03
SD
DL1-01
DL1-02
DL1-03
EC1-03
DL2-02
DL2-06
DL2-07
DL3-03
DL3-04
PD
EC2-01
DL4-04
DL4-05
DL4-07
PD
SD
PR
cPR
ongoing

Phase 1b (Cohort A)

N=11


Data cut-off Apr 04, 2023
– presented in May 2023
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
Months post T cell Infusion
0
3
6
9
12
cPR
A-DL4-01
A-DL4-02
A-DL5-01
A-DL4-03
A-DL5-03
A-DL5-05
PR
A-DL5-06
SD
A-DL4-04
A-DL5-02
A-DL4-05
PD
A-DL5-04 1
Ongoing
* Response until 5.7 months post infusion, target lesion response assessment not available (external assessment)
Scans at approximately week 6, month 3 and then every 3 months

IMA203

Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; [1] Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline

69

Focus on Melanoma Patients Phase 1a (DL4 only) and Phase 1b Cohort A

Continuous Improvement from Phase 1a to Phase 1b Cohort A

Patient Characteristics (n=10)	
Prior lines of treatment Mean (min, max)	4.5 (1, 7)
Previous lines of CPI Mean (Min, Max)	2.6 (1, 4)
LDH at baseline >1 x ULN [% of patients]	60.0
Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max)	66.9 (21.0, 178.7)
Total infused dose Mean TCR-T cells[1] infused [x10^9] (min, max)	2.12 (1.07, 5.12)
No. of Target- & Non-Target Lesions	60.0% with >3 lesions 40.0% with liver/brain lesions

- Heavily pre-treated melanoma patients after 1-4 lines of CPI: Cutaneous (N=8), uveal (N=1) and melanoma of unk. primary (N=1)
- Phase 1a (N=5): previous manufacturing process
- Phase 1b Cohort A (N=5): new monocyte depletion process, higher dose

Best Overall Response



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
Cut. Melanoma
Cut. Melanoma
Melanoma (Unk. Primary)
Cut. Melanoma
Cut. Melanoma*
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma*
Cut. Melanoma
11.4
-39.0
-73.9
BL
PR
A-DL4-05
DL4-07
A-DL4-04
DL4-01
DL4-02
DL4-03
A-DL5-01
A-DL5-03
DL4-06
A-DL4-03
PD
PR
cPR
Phase 1a
SD
cPR
Phase 1b Cohort A
ongoing

ORR[2] = 70% (7/10)
cORR[3] = 56% (5/9)

Response over Time



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
PD
BL
PR
Months post T cell Infusion
Best overall response (RECIST 1.1)
PD (Phase 1a)
DL4-07
PR (Phase 1a)
DL4-01
DL4-03
cPR (Phase 1a)
DL4-02
DL4-06
SD (Cohort A)
A-DL4-04
A-DL4-05
cPR (Cohort A)
A-DL5-01
A-DL4-03
A-DL5-03
Phase 1a
Phase 1b Cohort A

Median DOR[4], min, max DOR	Not reached, 2.4, 8.8+ months
Median Follow-up[5]	8.5 months

* Maximum change of target lesions and RECIST 1.1 at different timepoints. [1] Transduced viable CD8 T cells; [2] Initial ORR: Objective response rate according to RECIST 1.1 at first scan post infusion at ~week 6; [3] Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with available second scan post infusion at ~3 months or patients with progressive disease (PD) at any timepoint before this scan; [4] Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; [5] Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; CPI: Checkpoint inhibitor; LDH: Lactate dehydrogenase

IMA203 Data cut-off Apr 04, 2023 70

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